Exhibit 23.4

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of SiriusPoint Ltd. (formerly known as Third Point Reinsurance Ltd.) for the registration of common shares, preference shares, depositary shares, debt securities, warrants, units and share purchase contracts and to the incorporation by reference therein of our report dated February 16, 2024, with respect to the financial statements of Third Point Enhanced LP (an investee of SiriusPoint Ltd., formerly Third Point Reinsurance Ltd.), included in the Annual Report (Form 10-K) of SiriusPoint Ltd. (formerly known as Third Point Reinsurance Ltd.) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Ltd.

Grand Cayman, Cayman Islands

December 13, 2024